

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
Brian J. Dunn
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

>   Re: **Best Buy Co., Inc.**
>   **Form 10-K**
>   **Filed April 25, 2011**
>   **File No. 1-09595**

Dear Mr. Dunn:

      We have reviewed your response dated August 3, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 36

1.   We have reviewed your response to comment two in our letter dated July 12, 2011. We appreciate the additional information that you have committed to disclose; however, we continue to believe that your investors would benefit from further disclosures concerning the change in revenue attributable to net new stores. Since the fluctuation in Domestic revenue attributable to net new stores is a significant percentage of the total fluctuation in Domestic revenue for each of fiscal 2011, fiscal 2010, and fiscal 2009, we believe that you should provide a quantified analysis of the underlying factors that contributed to the increase in revenue from net new stores for each period, similar to your current analysis of the underlying factors that contributed to the change in comparable store sales. Please

revise future filings to discuss in sufficient detail the change in net new store sales between periods, including identifying any store brands that contribute disproportionately to revenues when compared to their square footage or other relevant factors, if applicable. Also apply this comment to your disclosures concerning net new store sales in your International segment.

2.   Your response to comment three in our letter dated July 12, 2011 describes four key elements to your inventory management process. We have the following comments:

   • Please disclose to your investors these four key elements to your inventory management process as we believe this provides important insight into your operations.

   • Please tell us more about your rights to return certain products to your vendors, including the prevalence of such rights and your accounting for such rights, and consider disclosing this information to your investors.

Critical Accounting Estimates, page 57

Goodwill and Intangible Assets, page 60

3.   We have reviewed your response to comment five in our letter dated July 12, 2011. Please tell us why each store brand in your Domestic segment as seen in your rollforward of segment stores on page 10 does not qualify as a component under ASC 350-20-35-34. In doing so, tell us whether or not Best Buy Mobile and other store brands constitute a business for which discrete financial information is available and segment management, as defined in ASC 280-10-50-7, regularly reviews its operating results. If the financial results of Best Buy Mobile and other store brands are not regularly reviewed by segment management, please tell us how management is able to effectively allocate resources and assess performance, including making store opening and closing decisions, if they do not review any disaggregated financial results. We note, for example, that you opened 103 and 21 U.S. Best Buy Mobile stores compared to 31 and 3 U.S. Best Buy stores during fiscal 2011 and the first two quarters of fiscal 2012, respectively. Please tell us the number of stand-alone Best Buy Mobile stores you operate and how you classify Best Buy Mobile operations contained within Best Buy stores in your store rollforward on page 10.

Financial Statements for the Fiscal Year Ended February 26, 2011

Leases, page 77

4.   We have reviewed your response to prior comment eight in our letter dated July 12, 2011, noting that you believe sale-leaseback accounting is precluded for certain build-to-suit leasing arrangements due to your continuing involvement in the property. Please clarify

why reimbursement of less than substantially all of your construction period costs represents continuing involvement in the property, including citing the accounting guidance specific to your situation. For example, tell us if the arrangements include stipulations that obligate the lessor to share with you any portion of property appreciation or if you have an obligation or option to repurchase the property.

Note 12. Segment and Geographic Information, page 115

5.   We have reviewed your response to prior comment 15 in our letter dated July 12, 2011. Based on the composition of the components of your operating segments as provided in response to comment five, it appears that discrete financial information of your Best Buy U.S., Best Buy Canada, Five Star, and Best Buy Europe components is available and that segment management regularly reviews the results of these components. Since two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics, it also appears that your four components do not share similar economic characteristics. ASC 280-10-50-5 indicates that the term chief operating decision maker ("CODM") identifies a function, not necessarily a manager with a specific title, and that the CODM may consist of a management group as opposed to one individual. As such, please tell us if there are individuals other than your Chief Executive Officer who are actively involved in assessing performance of your operations and decisions to allocate resources and should be included as part of the CODM team. In assisting us with our review of your response, please tell us about the information and reports regularly provided to your CODM and provide us with recent CODM reporting package(s). If you continue to believe that your CODM consists solely of your CEO, please tell us, considering the global breadth of your company, how your CEO is able to effectively allocate resources and assess performance at a consolidated Domestic and International level. For example, our prior comment referenced a Form 8-K where you indicated that you "expect to grow to 400 to 500 Five Star stores in the next five years" and that you believe you can "more than double…revenues in China to $4 billion within five years." It appears to us that your CODM would be deeply involved in directing this geographic-specific strategy and it is not clear how such an important directive could be made based on aggregated International information. If you continue to believe that two reportable segments is appropriate, please tell us why disaggregated segment data would not be useful to readers of your financial statements and how your current presentation is consistent with the objective and basic principles of ASC 280-10-10: to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the entity's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief